15046968

SEC Mail Processing Section

FEB 27 2015

Washington DC 408

*AB 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68848 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2014** (MM/DD/YY) AND ENDING **DECEMBER 31, 2014** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**MARSHBERRY CAPITAL, INC.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**28601 Chagrin Blvd, Suite 400**
**Woodmere, OH 44122**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Steven C. Bender** **646.290.7248**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Sanville & Company**
(Name - *if individual, state last, first, middle name*)

| **1514 Old York Road** | **Abington** | **PA** | **19001** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH
02

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

03/4/15

## OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MarshBerry Capital, Inc.** as of **DECEMBER 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

**Financial & Operations Principal**
Title

Notary Public

KELLY A. BALLAGH
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01BA6023520
QUALIFIED IN ERIE COUNTY
COMMISSION EXPIRES APRIL 26, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MarshBerry Capital, Inc.
## Statement of Financial Condition
## December 31, 2014

**MarshBerry Capital, Inc.**
**Statement of Financial Condition**
**December 31, 2014**

**MarshBerry Capital, Inc.**
**Table of Contents**
**December 31, 2014**

## Table of Contents

*Sanville & Company*
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

101 PARK AVENUE, NEW YORK, NY 10178
(212) 251-3309

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
MarshBerry Capital, Inc.

We have audited the accompanying statement of financial condition of MarshBerry Capital, Inc. (the "Company") as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MarshBerry Capital, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Sanville & Company

Abington, Pennsylvania
February 20, 2015

## MarshBerry Capital, Inc.
### Statement of Financial Condition
### December 31, 2014

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 1,788,812 |
| Accounts receivable | | 367,971 |
| Prepaid expenses | | 34,664 |
| Total assets | $ | 2,191,447 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 117,166 |
| Due to related company | | 15,628 |
| Total liabilities | | 132,794 |
| Stockholder's Equity: | | |
| Common stock, no par value, authorized -10,000 shares, issued and outstanding - 100 shares | | 500 |
| Additional paid-in capital | | 1,335,152 |
| Retained earnings | | 723,001 |
| Total stockholder's equity | | 2,058,653 |
| Total liabilities and stockholder's equity | $ | 2,191,447 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization

MarshBerry Capital, Inc. (the "Company") was formed in February 2011 and is incorporated in the state of Ohio. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and received its FINRA approval for membership on July 18, 2012. The Company has agreed to limit its business to providing corporate finance consulting that may from time to time include consultation regarding mergers and acquisitions. The Company may be directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

## 2. Summary of Significant Accounting Policies

***The following are the significant accounting policies followed by the Company:***

*Revenue* – Income from consulting and financial advisory services and consultation on non-securities mergers and acquisitions transactions are recognized when the transaction has been completed and realization is reasonably assured. Any receivable for such transaction is evaluated monthly by management for collectability.

*Cash and Cash Equivalents and Concentration of Credit Risks* - The Company considers its investments in financial instruments with original maturities of less than ninety 90 days when issued to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash.

*Fair Value Measurements* - The Company's financial instruments consist of cash and cash equivalents. The carrying amount of these financial instruments approximate fair value either due to length of maturity or interest rates that approximate prevailing market rates, unless otherwise disclosed in these financial statements.

*Income taxes* - No provisions have been made for income taxes since the Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and the Company's parent has made a qualified Subchapter S Subsidiary Election.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2014 the Company did not have a liability for unrecognized tax benefits and was subject to examinations by tax jurisdictions for the tax years 2011 through 2014.

*Use of estimates* – The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

*Subsequent events* - Management has evaluated the impact of all subsequent events through, February 20, 2015, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

## 3. Concentration of Revenues

The Company performs corporate finance and investment banking activities. These activities generally involve a limited number of clients and transactions that have varying realization periods and result in fluctuating revenues.

## 4. Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or 8 to 1 if the firm is in its first twelve months of FINRA membership. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014 the Company had net capital and capital requirements of $1,656,018 which was $1,647,165 in excess of its required net capital of $8,853. The Company's net capital ratio was 0.08 to 1.

## 5. Computation for Determination of Reserve Requirements

The Company does not receive or otherwise hold funds or securities for, owe money or securities to, securities customers and does not otherwise carry customer accounts. The Company will operate in accordance with the exemptive provisions of (k)(2)(i) of SEC Rule 15c3-3.